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19010533

ANNUAL AUDITED REPORT
FORM X-17A-5 Ӿ
PART III

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SEC FILE NUMBER
~~8-53490~~

8-65263

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/18 (MM/DD/YY) AND ENDING 03/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pinnacle Equity Management, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7401 Watson Rd., Ste. 90
(No. and Street)

St. Louis	MO	63119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Clark (314) 963-9336
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Lundgren & Co.
(Name – *if individual, state last, first, middle name*)

505 N. Mur-Len Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAY 30 2019
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Brian Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pinnacle Equity Management, LLC, as of March 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

NATHAN MATARAZZI
Notary Public - Notary Seal
State of Missouri, Saint Louis City
Commission # 11038242
My Commission Expires Sep 28, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
511-B NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
RAYMOND E. MEYER, JR., CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Pinnacle Equity Management, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pinnacle Equity Management, LLC as of March 31, 2019, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Pinnacle Equity Management, LLC as of March 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Pinnacle Equity Management, LLC's management. Our responsibility is to express an opinion on Pinnacle Equity Management, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Pinnacle Equity Management, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of Pinnacle Equity Management, LLC's financial statements. The supplemental information is the responsibility of Pinnacle Equity Management, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital and Aggregate Indebtedness is fairly stated, in all material respects, in relation to the financial statements as a whole.

David Lundgren / Co

We have served as Pinnacle Equity Management, LLC's auditor since 2018.

Olathe, Kansas

May 29, 2019

PINNACLE EQUITY MANAGEMENT, LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2019

ASSETS

Cash and cash equivalents	$25,476
Other Receivables	501,667
Prepaid Expenses	2,090
Total Assets	$529,233

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts Payable	$4,394
Commissions Payable	451,500
Other Current Liabilities	10,000
Total Liabilities	$465,894
MEMBER'S EQUITY	$63,339
Total Liabilities and Members Equity	$529,233

The accompanying notes are an integral part of these financial statements.

PINNACLE EQUITY MANAGEMENT, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2019

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Pinnacle Equity Management, LLC. was formed as a Missouri corporation on February 6, 1992 and converted to a Missouri limited liability company on February 17, 2016 (the "Company"). The Company is a wholly-owned subsidiary of Pinnacle Equity Holding, LLC (PEH). The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities include revenues from the sale or placement of EB5 transaction related securities and the sale of other unregistered securities and investment banking fees.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Concentrations of Credit Risk – The Company's cash is on deposit at one financial institution and the balances at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Receivables - The Company reviews the receivables for collectability on a regular basis. The allowance for doubtful accounts reflects management's best estimate of probable losses determined principally on the basis of historical experience. The allowance for doubtful accounts was $0 at March 31, 2019.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2019, the Company's net capital and required net capital were $11,082 and $31,060 respectively. The ratio of aggregate indebtedness to net capital was 42.04 to 1.

Subsequent to March 31, 2019, the Company collected certain receivables and paid certain commissions payable obligation thereby reducing its aggregate indebtedness. The Company has computed its net capital and required net capital as of April 30, 2019 to be $25,386 and $17,169 respectfully. The ratio of aggregate indebtedness to net capital at April 30, 2019 was 10.14 to 1.

NOTE 3 - INCOME TAXES

As a limited liability company with only one member, the Company is treated as a disregarded entity for federal income tax purposes with PEH. Taxable income and losses are included in the income tax returns of the PEH owners. PEH uses a calendar year for income tax reporting purposes.

NOTE 4 – RELATED PARTY TRANSACTIONS

As previously mentioned, the Company is wholly owned by Pinnacle Equity Holdings, LLC. The Company is also affiliated through common ownership of greater than 75% with Saxony Securities, Inc. (a registered broker/dealer), Saxony Capital Management, LLC (an SEC registered RIA), Saxony Insurance Agency, LLC, RECA Group, Inc., Patrick Capital Markets, LLC (a registered broker/dealer), Saxony Holdings, Inc., and Saxony Financial Holdings, LLC.

During the year, the Company collected various mutual fund and annuity trail payments on the behalf of its affiliate, Saxony Securities, Inc. These payments totaled $8,087 and the Company forwarded such payments to Saxony Securities, Inc. These payments were not included in the statement of income or expense. There is no balance due at March 31, 2019.

NOTE 5 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Significant Judgments - The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required

to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

In the year ended March 31, 2019, the Company reported three types of revenue as described below. The EB 5 Trail Revenue was generated by the assignment of trail payments on EB 5 transactions from another broker-dealer to the Company. Such trail payments will be received by the Company over periods as long as five years but in some instances the receipt of such trail payments was accelerated by the payee in exchange for a discount on the amount due. The Company recognized the revenue and associated commission expense on the date of such assignment.

The following table presents revenue by major source:

EB 5 Trail Revenue	$665,331
Private Placement of unregistered securities	78,000
Investment Banking Fees	12,000
Total Revenue	$755,331

NOTE 6 – SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date of issuance and concluded that no further activity has occurred that would require recognition or disclosure other than the subsequent event disclosed at Note 2 regarding Net Capital and Net Capital Requirements.

NOTE 7 – FAIR VALUE

A substantial amount of the Company's assets and liabilities are carried at amounts that approximate fair value because of their short-term nature. Fair value is estimated at a specific point in time, based on relevant market information of the value of the underlying instrument.

NOTE 8 – COMMITMENTS

The Company has no significant commitments for office or equipment leases or other services.

NOTE 9 - CONTINGENCIES

The Company is a registered broker-dealer and, as such is subject to the continual scrutiny of those who regulate the industry including FINRA, the SEC and the various securities commissions of the states and jurisdictions in which it operates. As pare of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine if the Company is in compliance with the rules and regulations promulgated by the examining regulatory authority. It would not be uncommon in the industry the Company operates for the regulators to assert upon completion of an examination or at other times that the Company has violated certain rules or regulations. Where possible the Company endeavors to negate or correct such asserted violations. In certain circumstances and depending on the nature and extent of the asserted violations the Company may become subject to the disciplinary action including fines. During the year ended March 31, 2019 there were no amounts levied against the Company as a result of regulatory examinations or proceedings.

In the normal course of business, there may be various legal actions and proceedings pending against the Company. To the best of the knowledge of the Company there are no current legal actions or proceedings.